Clone Algo Inc.
1 Changi Street North Street 1
Singapore 489789

April 11, 2014

VIA EDGAR
Terence O’Brien, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Clone Algo Inc. Item 4.01 Form 8-K Filed March 12, 2014 File No. 0-54083

Dear Mr. O’Brien:

Clone Algo Inc. (the “Company) is in receipt of your comment letter dated March 19, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the comments raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

1.
In the second paragraph, you state that “The report of De Joya on the Company’s financial statements for the year ended March 31, 2013 and from inception (February 22, 2010) to March 31, 2013 did not contain any adverse opinion or disclaimer of opinion or was it qualified or modified as to uncertainty, audit scope or accounting principles.” However, we note the audit report included in your Form 10-K filed July 15, 2013 includes a going concern paragraph. Please revise accordingly.

RESPONSE: We are filing a Form 8-K/A to include in Item 4.01 details regarding the going concern paragraph in the Form 10-K filed on July 15, 2013.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing;

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Clone Algo Inc.

By:	/s/ Niraj Goel
Name:	Niraj Goel
Title:	Chief Executive Officer